CONSOLIDATED
WESTVIEW RESOURCE CORP.

02015921

March 4, 2002

BY MAIL

Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC
20549

Attention: Department of International Corporate Finance

Dear Sirs:

Re: Consolidated Westview Resource Corp. (the "Company")
- SEC 12(g) (3)2(b), Exemption #82-2601

In connection with the above, please find enclosed a copy of the Company's Form 51- 901F, Quarterly Report for the nine month period ended Decemeber 31, 2001.

We trust you will find the enclosed to be in order.

Yours truly,

CONSOLIDATED WESTVIEW RESOURCE CORP.

Lisa Santinon
Administrative Assistant

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U:\cws\12G3-2B\sec.ltrMar4.02.doc

#82-2601

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of:	___X___	**Schedule A**
	________	**Schedule B & C**
	(place x in appropriate category)	

ISSUER DETAILS:

NAME OF ISSUER:	**Consolidated Westview Resource Corp.**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
CONTACT EMAIL ADDRESS:	ir@bemagold.com
WEB SITE ADDRESS:	www.bema.com
FOR QUARTER ENDED:	December 31, 2001
DATE OF REPORT:	March 1, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	02/03/01
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	02/03/01

CONSOLIDATED WESTVIEW RESOURCE CORP.
BALANCE SHEETS
(expressed in Canadian dollars)
(Unaudited)

	As at December 31 2001	As at March 31 2001
ASSETS		
Current		
Cash	$ 2,180	$ 396
Accounts receivable	1,719	820
Prepaid expenses	-	1,125
	3,899	2,341
Resource properties	62,172	-
	$ 66,071	$ 2,341
LIABILITIES		
Current		
Accounts payable	$ 10,309	$ 10,205
Note payable to Bema Gold Corporation	582,992	465,948
	593,301	476,153
SHAREHOLDERS' DEFICIENCY		
Capital stock	4,503,198	4,472,698
Deficit	(5,030,428)	(4,946,510)
	(527,230)	(473,812)
	$ 66,071	$ 2,341

Approved by the directors

_______________ Director

_______________ Director

CONSOLIDATED WESTVIEW RESOURCE CORP.
STATEMENTS OF OPERATIONS AND DEFICIT
For the nine months ended December 31
(expressed in Canadian dollars)
(Unaudited)

	Third Quarter		Nine months	
	2001	2000	**2001**	2000
Expenses				
Interest and bank charges	**$ 8,651**	$ 9,473	**$ 28,850**	$ 26,745
Management fees	**4,500**	4,500	**13,500**	13,500
Audit and tax consulting	**8,176**	4,912	**12,901**	10,162
Shareholder information	**2,725**	2,938	**10,531**	9,897
Office and administration	**3,024**	3,212	**9,024**	9,317
Listing and filing fees	**875**	750	**4,730**	4,275
Transfer agent	**1,159**	899	**3,071**	3,074
Legal	**1,017**	448	**1,324**	448
	30,127	27,132	**83,931**	77,418
Loss before the following	**(30,127)**	(27,132)	**(83,931)**	(77,418)
Interest income	**4**	37	**13**	182
Net loss for the period	**(30,123)**	(27,095)	**(83,918)**	(77,236)
Deficit, beginning of period	**(5,000,305)**	(4,750,148)	**(4,946,510)**	(4,700,007)
Deficit, end of period	**$ (5,030,428)**	$ (4,777,243)	**$ (5,030,428)**	$ (4,777,243)
Loss per common share	**$ (0.004)**	$ (0.003)	**$ (0.010)**	$ (0.009)
Weighted average number of common shares outstanding	**8,785,551**	**8,480,551**	**8,721,224**	**8,480,551**

CONSOLIDATED WESTVIEW RESOURCE CORP.
STATEMENTS OF CASH FLOWS
For the nine months ended December 31
(expressed in Canadian dollars)
(Unaudited)

	Third Quarter		Nine months	
	2001	2000	**2001**	2000
Operating activities				
Loss for the period	**$ (30,123)**	$ (27,095)	**$ (83,918)**	$ (77,236)
Non-cash charge				
Accrued interest expense	**8,651**	9,473	**28,810**	26,745
Change in non-cash working capital				
Accounts receivble	**(1)**	(341)	**(899)**	4,695
Prepaid expenses	**375**	(750)	**1,125**	(375)
Accounts payable	**(4,214)**	7,014	**104**	1,963
Cash to operating activities	**(25,312)**	(11,699)	**(54,778)**	(44,208)
Financing activity				
Notes payable to Bema Gold Corporation	**27,445**	11,435	**88,234**	46,890
Investing activity				
Resource properties	**(307)**	-	**(31,672)**	(7,586)
Increase (decrease) in cash	**1,826**	(264)	**1,784**	(4,904)
Cash, beginning of period	**354**	452	**396**	5,092
Cash, end of period	**$ 2,180**	$ 188	**$ 2,180**	$ 188

Supplemental cash flow information (Note 3)

CONSOLIDATED WESTVIEW RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001
(Unaudited)

1. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, Consolidated Westview Resources Corp. (" the Company") had the following transactions and balances with Bema Gold Corporation :

	2001	2000
Management fee	**$ 13,500**	$ 13,500
Office and administrative	**$ 9,000**	$ 9,000
Shareholder information	**$ 8,100**	$ 8,100
Interest expense	**$ 28,810**	$ 26,745

2. Resource properties

	Roaring River Property	**Pakeagama Property**	**Total**
Balance at March 31, 2001	$ -	$ -	$ -
Expenditures incurred during the period:			
Geology	-	2,212	2,212
Travel	-	2,921	2,921
Staking	7,819	18,420	26,239
Acquisition costs	12,800	18,000	30,800
	20,619	41,553	62,172
Balance at December 31, 2001	$ 20,619	$ 41,553	$ 62,172

Pakeagama property

Under the terms of an assignment agreement dated April 12, 2001 between Bema and the Company, Bema agreed to assign a letter agreement dated March 7, 2001 between Bema and Mr. Perry English (the "Vendor") to the Company regarding Bema's option to acquire a 100% interest in certain mining claims forming part of the property known as the Pakeagama property located in the Red Lake District, Northern Ontario. As consideration for the assignment, 180,000 common shares of the Company were issued to Bema. The Vendor retains a 2% net smelter royalty on the property, of which 1% may be purchased back by the Company at any time for $500,000.

2. Resource properties (continued)

In order to earn a 100% interest in the Pakeagama property, the Company is required to issue a total of 100,000 common shares and make cash payments totalling $70,000 to the Vendor over a three-year period as follows:

- $10,000 and 25,000 common shares, on or before March 1, 2002
- $10,000 and 25,000 common shares, on or before March 1, 2003
- $50,000 and 50,000 common shares, on or before March 1, 2004

Roaring River property

Under the terms of an assignment agreement dated May 7, 2001 between Bema and the Company, Bema agreed to assign a letter agreement dated May 3, 2001 between Bema and Berland Resources Ltd. to the Company regarding Bema's option to acquire a 70% interest in certain mining claims forming part of the property known as the Roaring River property located in the Thunder Bay Mining District, Northern Ontario. As consideration for the assignment, 100,000 common shares of the Company were issued to Bema.

In order to earn a 70% interest in the Roaring River property the Company is required to incur $100,000 of exploration expenditures and issue 100,000 common shares as follows:

- 25,000 common shares, on or before May 20, 2001
- $10,000 in exploration expenditures and 25,000 common shares, on or before April 20, 2002
- $30,000 in exploration expenditures and 25,000 common shares, on or before April 20, 2003
- $60,000 in exploration expenditures and 25,000 common shares, on or before April 20, 2004

3. Capital Stock

On May 28, 2001, the Company issued 180,000 common shares to Bema at a price of $0.10 per share in connection with the Pakeagama property and issued 125,000 common shares at a price of $0.10 per share in connection with the Roaring River property. Of the 125,000 common shares issued with respect to the Roaring River property, 100,000 common shares were issued to Bema and 25,000 common shares were issued to the optioner of the property (see Note 2).

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: ______ **Schedule A**
__X__ **Schedule B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Consolidated Westview Resource Corp.**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
CONTACT EMAIL ADDRESS:	ir@bemagold.com
WEB SITE ADDRESS:	www.bema.com
FOR QUARTER ENDED:	December 31, 2001
DATE OF REPORT:	March 1, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
[signature]	ROGER RICHER	02/03/01
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
[signature]	TOM GARAGAN	02/03/01

Schedule B
Supplementary Information

CONSOLIDATED WESTVIEW RESOURCE CORP.
For the period ended December 31, 2001

1. **Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses:**

   Included on Schedule A.

2. **Expenditures to Related Parties:**

   Included on Schedule A.

3. (a) **There were no securities issued during the quarter under review.**

   (b) **There were no Options granted during the quarter under review.**

4. (a) **Particulars of authorized and issued share capital as at December 31, 2001:**

50,000,000	Authorized Common shares, no par value
8,785,551	Issued Common shares
$4,503,198	Recorded value, Common shares

   (b) **Options outstanding as at December 31, 2001:**

Security	Number	Exercise Price	Expiry Date
Options	239,000	$0.75	January 2, 2002

   (c) **There are no shares in escrow or subject to pooling.**

5. **Directors and Officers:**

Roger Richer	President, C.E.O. and Director
Clive T. Johnson	Director
Tom Garagan	Director
Mark Corra	Chief Financial Officer
Laurie McPherson	Secretary

Schedule C
Management's Discussion and Analysis

CONSOLIDATED WESTVIEW RESOURCE CORP.

The following discussion of the Third Quarter 2001 operating results and financial position of Consolidated Westview Resources Corp. ("the Company") should be read in conjunction with the unaudited consolidated financial statements and the notes.

RESULTS OF OPERATIONS

The Company reported a net loss of $30,100 ($0.004 per share) for the third quarter of 2001 compared to a net loss of $27,100 ($0.003 per share) in the same period one year earlier. The loss in 2001 and 2000 relate to general and administrative expenses, mainly as a result of accrued interest expense on the note payable to Bema Gold Corporation ("Bema").

For the nine months ended December 31, 2001, the net loss was $83,900 ($0.01 per share) compared to a net loss of $77,200 ($0.009 per share) one year earlier.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company had a working capital deficiency of $6,400 and continues to be supported by its principal shareholder, Bema.

Operating activities

Operating activities required funding of $25,300 during the third quarter of 2001 (2000 - $11,700) and funding of $54,800 during the nine months ended December 31, 2001 (2000 - $44,200) due mainly to general and administrative expenses.

Financing activities

Bema advanced the Company $27,400 during the third quarter of 2001 (2000 – 11,400) and $88,200 during the nine months ended December 31, 2001 (2000 - $46,900).

Investing activities

Under the terms of an assignment agreement dated April 12, 2001 between Bema and the Company, Bema agreed to assign a letter agreement dated March 7, 2001 between Bema and Mr. Perry English (the "Vendor") to the Company regarding Bema's option to acquire a 100% interest in certain mining claims forming part of the property known as the Pakeagama property located in the Red Lake District, Northern Ontario. On May 28, 2001, as consideration for the assignment, 180,000 common shares of the Company were issued to Bema at a price of $0.10 per share.

Under the terms of an assignment agreement dated May 7, 2001 between Bema and the Company, Bema agreed to assign a letter agreement dated May 3, 2001 between Bema and Berland Resources Ltd. to the Company regarding Bema's option to acquire a 70% interest in certain mining claims forming part of the property known as the Roaring River property located in the Thunder Bay Mining District, Northern Ontario. On May 28, 2001, as consideration for the assignment, 100,000 common shares of the Company were issued to

Bema at a price of $0.10 per share. In addition, the Company also issued 25,000 common shares to Berland Resources Ltd. at the same price per share in connection with the Roaring River property.

The issuance of common shares with respect to the Pakeagama and Roaring River properties did not result in any additional cash to the Company.

During the nine months ended December 31, 2001, the Company incurred expenditures of $41,600 on the Pakeagama property, of which $18,000 related to acquisition costs and $23,600 relating primarily to staking costs. In addition, the Company also incurred expenditures of $20,600 on the Roaring River property, of which $12,800 was for acquisition and $7,800 was spent on staking. During the same period one year earlier, the Company incurred $7,600 of expenditures on the East Bay property.

OUTLOOK

The Company is currently reviewing financing options in order to commence work on these recently acquired properties.